CERTIFICATE of QUALIFICATIONS

William Russell Stanley, L.G., MBA
1575 Delucchi Lane, Suite 115
Reno, Nevada 89502 USA
Tel 775-827-1155, FAX 775-827-1150
wstanley@atna.com

I, William Stanley, am an exploration geologist and Vice President, Exploration of Atna Resources Ltd and its U.S. subsidiary, Atna Resources, Inc. based at 1575 Delucchi Lane, Suite 115, Reno, Nevada 89502 USA.

I graduated magna cum laude from Central Washington University with a Bachelor of Science (Geology) in 1977. Additionally, I graduated with honors from Arizona State University with a Master of Business Administration in 2002. I am a Licensed Geologist in the State of Washington, USA (License Number 1938).

I have practiced my profession continuously for 29 years and have been involved in mineral exploration, mine site geology, mineral resource and reserve estimations and feasibility studies on numerous underground and open pit base metal and gold deposits in the United States, Mexico, South America, and New Zealand.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, experience and professional affiliation, I fulfill the requirements to be a Qualified Person for the purposes of NI 43-101.

I am responsible for preparation of all Sections of the Technical Report titled “Technical Report Update on the Pinson Gold Property, Humboldt County, Nevada" with an effective date of June 1st, 2007. I have visited and provided on-site supervision during the Phase 1 and Phase 2 programs completed by Atna at the Pinson property from July 2004 through June 2006, providing project planning, technical analysis, and project supervision as Atna’s lead representative on the project.

I am not aware of material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am not independent of Atna Resources Ltd. or Atna Resources, Inc., in accordance with Section 1.5 of NI 43-101, serving as both entities’ Vice President, Exploration and an officer of both. I had no prior involvement with the Property prior to Atna's negotiation of an option agreement with Pinson Mining Company. I have read NI 43-101 and Form 43-101FI, and this report has been prepared in compliance with that instrument and form.

I consent to the filing of the Technical Report with any Canadian stock exchange or other Canadian regulatory authorities and publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated at Reno, Nevada USA, this 1st day of June 2007.

/s/ William R. Stanley
William R. Stanley, L.G., MBA

William R. Stanley, L.G., MBA
Atna Resources Ltd.
1575 Delucchi Lane, Suite 115
Reno, Nevada 89502 USA
Telephone: 775-827-1155     Fax: 775-827-1150
Email: wstanley@atna.com

CONSENT of AUTHOR

TO:  British Columbia Securities Commission, Alberta Securities Commission, Ontario Securities Commission, Nova Scotia Securities Commission, and the Toronto Stock Exchange.

 AND TO: Atna Resources Ltd. and its affiliates.

I, William R. Stanley , do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled “Technical Report Update on the Pinson Gold Project, Humboldt County, Nevada” and dated June 1st, 2007 (the "Technical Report") with the securities regulatory authorities referred to above.  I further consent (a) to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Atna Resources Ltd. on its company website or otherwise, and (c) to  all other uses by Atna Resources Ltd. of the Technical Report or excerpts thereof in connection with its business.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form, Annual Report and/or other required regulatory agency disclosures of Atna Resources Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 1st day of June, 2007.

/s/“William R. Stanley”
Signature of Qualified Person

William R. Stanley
Print name of Qualified Person